April 24, 2015
Patrick Gilmore, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re: Extreme Networks, Inc
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 15, 2014
Form 10-Q for the Quarterly Period Ended December 31, 2014
Filed on January 30, 2015
File No. 000-25711

Dear Mr. Gilmore:
Extreme Networks, Inc. (“Extreme” or the “Company”) is submitting the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter to the Company dated April 13, 2015, with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2014 and the Company’s Form 10-Q for the quarterly period ended December 31, 2014. The italicized paragraphs below restate the comments of the Staff’s comment letter, and the discussion that follows is the Company’s response to the Staff’s comments. The Company hereby provides the following responses.
Form 10-K for the Fiscal Year Ended June 30, 2014
Business
Customers with 10% of net revenue or greater, page 9

1.
We note that two customers, Tech Data Corporation and Westcon Group Inc., each accounted for more than 10% of your net revenue in the year ended June 30, 2014 and the six months ended December 31, 2014. Clarify whether you have a written contract with either company and, if so, describe the material terms of any such agreement in your response letter and confirm that you will include similar disclosure in future filings, when applicable. Additionally, please advise what consideration you gave to filing any such agreements as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

The Company confirms it has entered into written contracts, with both Tech Data Corporation (“Tech Data”) and Westcon Group Inc. (“Westcon”). Tech Data is authorized pursuant to the Distributor Agreement dated October 1, 1999, as amended (the “Tech Data Distributor Agreement”) to buy and distribute all standard Extreme product and support services in North and South America.  In addition to the Tech Data Distributor Agreement, an additional regional distributor agreement is in place with Tech Data Espana, S.L.U., which authorizes Tech Data’s subsidiary in Spain to buy and distribute Extreme products and services in Spain and Andorra.  Westcon is authorized, pursuant to a Value Added Distributor Agreement dated October 30, 2013, as amended (the “Westcon Distributor Agreement”) to buy and distribute all standard Extreme product and support services on a worldwide basis.
The material terms in the Tech Data and Westcon agreements are substantially the same as the material terms of the agreements the Company has entered with all of its distribution channel partners. These terms include rights to distribute in certain territories, return rights for stock inventory within specified limits which are dictated by dollar amounts recently purchased and aging of the products being rotated, rights to claim rebates for competitive discounts and to participate in various cooperative marketing programs to promote the sale of our products and services. Payment terms are also standardized and within normal industry practices. There are no purchasing minimums or other pre-paid rights due to the Company and each of the agreements may be terminated for convenience upon customary notice. None of the Agreements contain exclusivity clauses with respect to individual sectors or geographies.
The Company does not consider either the Tech Data or Westcon agreements to be individually material to the Company. While Tech Data and Westcon provide wide distribution channels to end customers, if for any reason, the Company’s relationship with either of the named distributors were to end, the Company believes it could expand its relationships with its existing distributors and/or engage other world-wide distributors not currently contracted on substantially similar economic terms without a significant interruption of revenues. The Company believes that its channel distribution network is sufficiently extensive that it is not dependent upon any single distributor for its success. Neither Tech Data nor Westcon have interlocking executive relationships with any executive of the Company.
However, the Company will continue to evaluate the necessity of filing material contracts based upon guidance provided in Regulation S-K Item 601(b)(10), as the Company enters into, modifies or terminates any and all existing or future third party arrangements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenue, page 33

2.
Your discussion regarding fiscal 2014 revenues attributes the increase in product and service revenues to volume increases as a result of your acquisition of Enterasys. Based on your disclosure on page 56 that $227.7 million of revenue from Enterasys are included in the consolidated financial statements, it appears that absent the acquisition the company’s revenues would have decreased in fiscal 2014. In your fourth quarter fiscal 2014 earnings call management discloses lack of E-Rate funding in fiscal 2014 and that the E-Rate business comprises about 10 to 15% of the combined company’s revenues. Your industry developments disclosure on page 32 as well as risk factor on page 15 suggests a trend of declines in average selling price. Please tell us what consideration was given to discussing the significant factors impacting the company’s revenues excluding the impact of the Enterasys acquisition. In future filings, where a material change in revenues is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Refer to Item 303(a)(3) of Regulation S-K, Section III.B of SEC Release 33-8350, and Section III.D of SEC Release 33-6835.

When assessing fiscal 2014 revenues as compared to fiscal 2013 revenues, the Company considered two potentially, significant factors in addition to the impact of the Enterasys acquisition:

•
The Extreme-only revenue. To the extent discernable, Extreme-only revenue was determined to be relatively flat with only a $7.8 million change from fiscal 2013 to fiscal 2014. Overall, this delta represented approximately 1.5% of the total revenues of the Company and 3.6% of the total change in revenue, which we deemed immaterial to the overall financial statements.

•
Average selling prices of our products. We noted that while discount levels increased more prevalently in the first half of the year, there was a stabilization in our pricing for the second half of fiscal 2014, resulting in no significant impact.

In our review of all of the above potential material factors, the Company concluded that the acquisition of Enterasys Networks was the only factor that resulted in a material impact to the change in revenues.
We offer clarification to the Staff on its interpretation of the transcript of our fiscal fourth quarter 2014 earnings call that the Company’s E-Rate business is comprised of 10% to 15% of the combined company’s revenues.  The transcript of the conference call stated that “K-12: business for us is, of the combined

Company, 10% to 15% of our revenues, and we expect that to continue.”  E-Rate is a funding source for K-12 education institutions within the United States only and then only for certain eligible programs.  The 10-15% referred to in the transcript represents approximately the annual combined historical K-12 educational revenues of both companies globally. It does not represent the revenues solely from E-Rate funding.
We will continue to review and disclose in future filings, the changes in revenues attributed to two or more factors including any offsetting factors which are material to the financial results.

3.
In your risk factor disclosure on page 22 you disclose that “any reduction in spending on information technology systems by educational institutions would likely materially and adversely affect our business.” Please tell us what consideration was given to quantifying the portion of your revenues from sales to educational institutions, separately quantifying sales to educational institutions funded from the E-Rate program, to enhance transparency and understanding of the significance of the risks and uncertainties related to your future revenue from your education end-customers as well as to describe any known trends. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

The Company believes that expanded disclosure of revenue beyond the required enterprise wide requirement of revenue by geography and major customers is not necessary based on the following:

•	The mix of customers and industries within each geography varies significantly and a subset of any specific industry could be misleading when assessed against the comparative overall Company results.

•
Customer buying patterns within each of the industries that the Company serves vary by geography due to factors that are not under our control such as government funding, currency exchange rates and market/industry adoption of new technology.

•
The percentage of sales from education or any other industry in which the Company has customers could vary significantly year to year and be skewed largely by individually significant deals in any given period.

•
The Company relies upon multiple channels of distribution, including distributors, resellers, and OEMs. The Company relies on third party reports from our distributors at the transactional level, once a product sells through. The partners do not always provide the Company qualitative information such as the industry of the end user and the information that is provided is not verified.

We have determined that separate disclosure regarding the E-Rate program funding revenue in particular is not required because the Company has not observed any trend as of yet where our educational customers’ purchasing power and therefore our revenues therefrom have been materially impacted by lack of government funding in general or E-Rate funding in particular.
Part III (Incorporated by reference to the Definitive Proxy Statement filed on October 2, 2014)
Executive Compensation and Other Matters
2014 Compensation Decisions, Annual Short-Term Incentives, page 33

4.
We note the disclosure on page 34 that awards under the 2014 Incentive Plan were structured to payout at the 100 percent level if the company achieved a cumulative $16.3 million in operating income over the course of fiscal 2014. Since the company incurred an operating loss during the year of more than $50 million, please provide more information in your response letter as to how the 2014 cash incentive payments were calculated for each of the named executive officers (“NEO”) who participated in the 2014 Incentive Plan. For example, tell us the quarterly goals that were established, actual performance against those goals, and the amount of the quarterly payouts to each of the participating NEOs.

As disclosed in the 2014 Proxy Statement, the 2014 Incentive Plan was a 100 percent cash bonus program that provided payouts for quarterly and annual operating periods which were to be funded and earned based on the achievement of pre-established corporate and individual objectives. Additionally, as disclosed the Aggregate Operating Income (AOI) goal was broken down into four discrete quarterly goals and payouts, if any, were to be made on a quarterly basis.
The Quarterly Targets for the 2014 Incentive Plan were based on Quarterly Non-GAAP Operating Income forecasts that excluded the costs of restructuring and stock based compensation. These original targets remained in effect for only the quarter ended September 30, 2013 and noted on the table below as “Pre-Acquisition Non-GAAP Operating Income Target.” In November 2013, following the acquisition of Enterasys Networks, Inc., the Compensation Committee of the Board of Directors approved modified targets for the 2014 Incentive Plan which reflected the revised Non-GAAP forecasted results of the combined company. The revised Non-GAAP Operating Income targets are indicated in the table below. In addition to the Non-GAAP exclusions for costs of restructuring and stock based compensation previously identified, the revised targets also excluded acquisition and integration costs, the effects of purchase accounting with respect to the fair market value adjustment of acquired inventory, amortization of intangible assets and the reduction of deferred service revenue.
The Quarterly goals and results are as follows:

	Pre-Acquisition Non-GAAP Operating Income Target ($000)	Post Acquisition Revised Non-GAAP Operating Income Target ($000)	Actual Approved Non-GAAP Operating Income Results Pre-Bonus Expense ($000)	Percent Attainment (%)	% Attainment (Per Disclosure Calculation)
September 30, 2013	$3,000	N/A	$5,700	150%	150%
December 31, 2013	2,000	15,000	20,600	137%	137%
March 31, 2014	4,600	7,800	3,400	44%	0%
June 30, 2014	6,700	19,500	11,200	57%	0%
Fiscal 2014	$16,300	$42,300	$40,900

The table below reflects the calculation of the incentive compensation paid to each of the NEOs based upon the above approved goals, results and their respective compensation agreements.

NEO	Annual Compensation Rate July 1, 2013 through April 1, 2014	Quarterly Target Bonus, Percent of Base Salary (%)	September 30, 2013 Performance Factor	September 30, 2013 Short Term Incentive Compensation	December 31, 2013 Performance Factor	December 31, 2013 Short Term Incentive Compensation	Total Compensation From Short Term Incentive Plan
Charles Berger	$500,000	25%	150%	$187,500	139%	$173,191	$360,691
Edward Carney	$400,000	25%	150%	$52,174	139%	$69,277	$121,451
Frank Blohm	$300,000	25%	150%	$56,250	139%	$51,957	$108,207
Allison Amadia	$290,000	25%	150%	$50,238	139%	$50,225	$100,463
John Kurtzweil	$385,000	25%	150%	$72,188	139%	$66,679	$138,866
As noted above, the performance targets were met for the periods ending September 30, 2013 and December 31, 2013, however the performance targets were not met for either of the quarters ending March 31, 2014 or June 30, 2014 nor the full year component for fiscal 2014.

Signatures, page 86

5.
We note that Mr. Arola signed the 10-K on behalf of the registrant but not on his own behalf. Refer to General Instruction D.2 of Form 10-K. Please file an amendment to correct the signature page. For additional guidance, see Interpretation 204.07 of our Exchange Act Forms Compliance and Disclosure Interpretations.

We acknowledge the requirement noted above and intend to promptly file an amendment to the 10-K to correct the signature page and to file future financial statements consistent with the Staff’s comment.
Form 10-Q for the Quarterly Period Ended December 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 19

6.
We note your disclosure on page 25 that accounts receivable decreased primarily due to higher collections. In light of the decrease in receivables, please tell us what consideration was given to discussing the underlying reasons for the increase in the provision for doubtful accounts and allowance for sales returns.

Our accounts receivable balance decreased $31.2 million from $124.7 million at June 30, 2014 to $93.5 million at December 31, 2014. Approximately $2.5 million of the overall decrease in net accounts receivable was attributable to the increase in the accounts receivable allowances, with $1.8 million attributable to the net increase in the sales allowances and $0.7 million attributable to the net increase in the allowance for doubtful accounts. The increase in sales allowances was primarily related to a sales promotional program to incentivize distributor product sell-through based upon specified sales milestones. The allowance for doubtful accounts increased $0.7 million which would have partially accounted for the decline in accounts receivable as the majority of those accounts reserved were outstanding at June 30, 2014. However, we determined there was not any particular aspect of the increase in the accounts receivable allowances that was representative of a material activity or trend that necessitated separate disclosures relative to our initiative made at quarter end to collect our outstanding accounts receivable and therefore only articulated the impact of the cash collections project.

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In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the Company’s responses to the comments of the Staff or require additional information from the Company, please contact the undersigned at karola@extremenetworks.com or (408) 579-2670.
Very truly yours,
Extreme Networks, Inc.
/s/ Ken Arola
Ken Arola
Senior Vice President and Chief Financial Officer